UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __ Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes __ No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: August 6, 2003
By:	/s/ Stuart Snyder
Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated August 5, 2003 - Robert Despres Retains Position as Trustee

[LOGO] CINAR

TO	News directors, assignment editors, journalists and columnists: business, finance and communications news

FROM	CINAR

DATE	August 5, 2003

RE	News release - For immediate distribution

ROBERT DESPRÉS RETAINS POSITION AS TRUSTEE DESPITE ATTEMPTED TERMINATION OF HIS MANDATE BY THE CHAREST-WEINBERG COUPLE

MONTREAL (Quebec) Canada - August 5, 2003 - In a letter sent to the Charest-Weinberg couple pursuant to the notice of termination for his mandate as trustee for the voting rights for the election of the Board of Directors, Mr. Robert Després, trustee and Chairman of the Board of CINAR, responded with these clarifications.

Mr. Després’ mandate as trustee cannot be terminated by the sole signature of Micheline Charest and Ronald Weinberg, but must have the agreement of the shareholders of 153114 Canada Inc. and 2950995 Canada Inc., and the intervention of the Quebec Securities Commission. Given that these conditions have not been met, the notice of termination is illegal.

If the parties to the Agreement eventually decide to terminate the trustee’s mandate in accordance with the conditions of the Agreement, the trustee would remain in office until a new trustee is named and has accepted all the obligations incumbent upon the trustee pursuant to the Agreement.

The trustee’s mandate results from an agreement entered into between the Charest-Weinberg couple and the QSC on April 19, 2002 and remains in force if and until a replacement that meets the aforementioned requirements is named and approved by the QSC.

While the Charest-Weinberg couple requested, in July 2003, that the Commission terminate the mandate of Mr. Després as trustee and approve a replacement, the QSC recently rejected the demand.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

For information:

Nathalie Bourque Tel: (514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.